Exhibit 3.3

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

EVOFEM BIOSCIENCES, INC.

The undersigned, Jay File, hereby certifies that:

1.    He is the duly appointed and acting Chief Financial Officer of Evofem Biosciences, Inc., a Delaware corporation.

2.    The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on July 23, 2015 under the name Evofem Holdings, Inc. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on October 30, 2015, a Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on July 15, 2016, and a Certificate Amendment to the Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on August 23, 2016.

3.    The Board of Directors of the Corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the Corporation, and that thereafter, pursuant to such resolutions of the Board of Directors of the Corporation, an action by written consent of stockholders was signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon would have been present and voted.

4.    Said amendment was duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

5.    The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

The name of the corporation is Evofem Biosciences, Inc. (the “Corporation”).

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A)    Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Two Hundred Fifteen Million Three Hundred Thirty-Eight Thousand One Hundred Sixty-Four (215,338,164) shares, each with a par value of $0.001 per share. One Hundred Fifty-Seven Million Eight Hundred Thirty-Six Thousand Five Hundred Forty (157,836,540) shares shall be Common Stock and Fifty-Seven Million Five Hundred One Thousand Six Hundred Twenty-Four (57,501,624) shares shall be Preferred Stock.

(B)    Rights, Preferences and Restrictions of Preferred Stock. The Preferred Stock authorized by this Third Amended and Restated Certificate of Incorporation (the “Restated Certificate”) may be issued from time to time in one or more series. The first series of Preferred Stock shall be designated “Series A Preferred Stock” and shall consist of Twelve Million Seven Hundred Sixty-Eight Thousand Four Hundred Ninety-Two (12,768,492) shares. The second series of Preferred Stock shall be designated as “Series B Preferred Stock” and shall consist of Thirty-One Million Thirty-Four Thousand Six Hundred Ninety-Six (31,034,696) shares. The third series of Preferred Stock shall be designated as “Series C Preferred Stock” and shall consist of Five Million Thirty-Seven Thousand Seven Hundred Eighty-Four (5,037,784) shares. The fourth series of Preferred Stock shall be designated as “Series C-1 Preferred Stock” and shall consist of Eight Million Six Hundred Sixty Thousand Five Hundred Seventy-Two (8,660,572) shares. The fifth series of Preferred Stock shall be designated as “Series D Preferred Stock and shall consist of Eighty (80) shares. The “Series Preferred Stock” when used herein shall mean the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock. The rights, preferences, privileges, and restrictions granted to and imposed on the Series Preferred Stock are as set forth below in this Article IV(B).

1.    Dividends. From and after the date of the issuance of any shares of Series D Preferred Stock, dividends at the rate per annum of $60,000 per share (which equates to 12% per annum of the Original Issue Price of the Series D Preferred Stock) shall accrue on such shares of Series D Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series D Preferred Stock) (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared; provided, however, that such Accruing Dividends shall be payable only upon a Liquidation Transaction as contemplated by Section 2(a) of this Article IV, upon redemption as contemplated by Section 3 of this Article IV, or upon a conversion of the Series D Preferred Stock as contemplated by Section 4(a) or 4(b) of this Article IV. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in the Restated Certificate) the holders of the Series D Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series D Preferred Stock in an amount at least equal to the amount of the aggregate Accruing Dividends then accrued on such share of Series D Preferred Stock and not previously paid.

2.    Liquidation.

(a)    Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, or upon a Liquidation Transaction: (a) first, the holders of the Series D Preferred Stock shall be entitled to receive on a pro rata pari passu basis, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share of Series D Preferred Stock equal to one (1) times (the “Series D Multiplier”) the sum of the Original Issue Price (as defined below) for the Series D Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like) and all dividends accrued thereon pursuant to Section 1 of this Article IV, provided that in the case of a Liquidation Transaction, the “Series D Multiplier” shall be equal to two (2) times, (b) second, the holders of the Series C Preferred Stock shall be entitled to receive on a pro rata pari passu basis, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C-1 Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share of Series C Preferred Stock equal to the greater of: (i) the

Original Issue Price (as defined below) for the Series C Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like), plus declared but unpaid dividends thereon, less declared and paid dividends thereon, or (ii) such amount as would have been payable had all shares of Series C Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up of the Corporation or such Liquidation Transaction, then (c) third, after payment of the aforesaid preferential amounts, the holders of the Series A Preferred Stock, Series B Preferred Stock and Series C-1 Preferred Stock shall be entitled to receive on a pro rata pari passu basis, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share of Series A Preferred Stock, Series B Preferred Stock or Series C-1 Preferred Stock, respectively, equal to the greater of: (i) the Original Issue Price (as defined below) for the Series A Preferred Stock, Series B Preferred Stock or Series C-1 Preferred Stock, respectively (as adjusted for stock splits, stock dividends, reclassification and the like) for each share of Series A Preferred Stock, Series B Preferred Stock or Series C-1 Preferred Stock, respectively, then held by such holder, plus declared but unpaid dividends, or (ii) such amount as would have been payable had all shares of Series A Preferred Stock, Series B Preferred Stock or Series C-1 Preferred Stock, respectively, been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up of the Corporation or such Liquidation Transaction. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series Preferred Stock, ratably in proportion to the preferential amount each such holder is otherwise entitled to receive; provided, however, and for the avoidance of doubt, such distribution shall be made in accordance with the prior sentence, such that the holders of Series D Preferred Stock shall receive payment in full of their aforesaid preferential amounts, prior to any distribution to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series C-1 Preferred Stock. The “Original Issue Price” of the Series A Preferred Stock shall be $1.9579445 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. The “Original Issue Price” of the Series B Preferred Stock shall be $3.2222 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock. The “Original Issue Price” of the Series C Preferred Stock shall be $3.97 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C Preferred Stock. The “Original Issue Price” of the Series C-1 Preferred Stock shall be $3.97 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C-1 Preferred Stock. The “Original Issue Price” of the Series D Preferred Stock shall be $500,000.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series D Preferred Stock.

(b)    Remaining Assets. Upon the completion of the distribution required by Section 2(a) above, if assets remain in the Corporation, the remaining assets of the Corporation shall be distributed solely to the holders of the Common Stock.

(c)    Certain Acquisitions.

(i)    Deemed Liquidation. For purposes of this Section 2, a liquidation, dissolution, or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, license, convey or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity, in one or a series of transactions, unless the holders of at least a majority of each of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock or Series D

Preferred Stock, voting as a separate class, elect not to treat the transaction as a Liquidation Transaction for purposes of such Series of Preferred Stock (any such transaction, unless elected otherwise, a “Liquidation Transaction”).

(ii)    Valuation of Consideration. In the event of a deemed Liquidation Transaction as described in Section 2(c)(i) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value, which such value shall be determined in good faith by the Board of Directors of the Corporation. Any securities shall be valued as follows:

(A)    Securities not subject to an investment letter or other similar restrictions on free marketability:

(1)    If traded on a securities exchange the value shall be based on the formula specified in the definitive agreements for the Liquidation Transaction or, if no such formula exists, then the value of such securities shall be based on a formula approved in good faith by the Board of Directors and derived from the closing prices of the securities on such exchange over a specified time period;

(2)    If actively traded over-the-counter, the value shall be based on the formula specified in the definitive agreements for the Liquidation Transaction or, if no such formula exists, then the value of such securities shall be based on a formula approved in good faith by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(3)    If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(B)    The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(c)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(iii)    Notice of Liquidation Transaction. The Corporation shall give each holder of record of Series Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days prior to the stockholders’ meeting called to approve such Liquidation Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived in writing, the Liquidation Transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of this Restated Certificate, all notice periods or requirements in this Restated Certificate may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of a majority of each of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock, each voting as a separate class, that are entitled to such notice rights.

(iv)    Effect of Noncompliance. In the event the requirements of this Section 2(c) are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Series Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2(c)(iii).

3.    Redemption.

(a)    General. Unless prohibited by Delaware law governing distributions to stockholders, the shares of Series D Preferred Stock shall be redeemed by the Corporation at a price equal to the Original Issue Price per share for the Series D Preferred Stock, plus all dividends accrued thereon pursuant to Section 1 of this Article IV (the “Redemption Price”), in a single installment not more than ten (10) business days after receipt by the Corporation at any time on or after July 18, 2018, from the holders of at least a majority of the then outstanding shares of Series D Preferred Stock, of written notice requesting redemption of all shares of Series D Preferred Stock (the “Redemption Request”). Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption pursuant to the terms of this Section 3, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. The date of such payment shall be referred to as the “Redemption Date.” If on the Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Series D Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

(b)    Surrender of Certificates; Payment. On or before the Redemption Date, each holder of shares of Series D Preferred Stock to be redeemed on such Redemption Date shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated by the Corporation, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof.

(c)    Rights Subsequent to Redemption. If the Redemption Request shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series D Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series D Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series D Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

(d)    Redeemed or Otherwise Acquired Shares. Any shares of Series D Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series D Preferred Stock following redemption.

(e)    No other Redemption Rights. Except as expressly set forth in this Section 3, the Series Preferred Stock is not redeemable.

4.    Conversion. The holders of the Series Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a)    Automatic Conversion of Series D Preferred Stock. At the closing of a transaction, or series of related transactions, in which the Corporation issues and sells equity securities (the “Next Equity Financing”), that results in gross proceeds to the Corporation equal to or exceeding Forty-Five Million Dollars ($45,000,000), the outstanding shares of Series D Preferred Stock shall automatically convert into fully paid and nonassessable shares of capital stock of the Corporation having the same rights, preferences and privileges as the Corporation’s equity securities issued in such Next Equity Financing (it being understood that the liquidation preference per share of such equity securities issued to each holder of Series D Preferred Stock shall be equal to the conversion price per share attributable to such conversion and not the price per share paid by the new investors in the Next Equity Financing) (the “Next Equity Securities”) as follows: the number of shares of such Next Equity Securities to be issued upon such conversion shall be equal to the quotient obtained by dividing: (i) the aggregate Original Issue Price for all shares of Series D Preferred Stock to be converted, plus all dividends accrued thereon pursuant to Section 1 of this Article IV as of the date of conversion, by (ii) the product of (a) the price per share of such Next Equity Securities sold to the investors in such Next Equity Financing multiplied by (b) 50% (0.50). The shares of Next Equity Securities to be issued upon conversion of the Series D Preferred Stock pursuant to this Section 4(a) shall be entitled to the same rights and subject to the same obligations provided in the purchase agreement and other financing documents entered into with the investors in the Next Equity Financing; provided, however, that the liquidation preference per share of the Next Equity Securities shall be equal to the conversion price per share attributable to such conversion after applying the fifty percent (50%) discount to the price paid by such investors in the Next Equity Financing referenced above. In addition, each holder of Series D Preferred Stock shall become a party to, and shall execute, all related Next Equity Financing documents, including, but not limited to, any definitive stock purchase agreement and any investors rights agreement.

(b)    Optional Conversion of Series D Preferred Stock. At the closing of the Next Equity Financing that results in gross proceeds to the Corporation of less than Forty-Five Million Dollars ($45,000,000), the outstanding Series D Preferred Stock shall be convertible, at the election of the holders holding not less than a majority of such shares of Series D Preferred Stock, into fully paid and nonassessable shares of Next Equity Securities. The Corporation shall provide at least ten (10) business days advance notice to the holders thereof of the expected closing date (the “Expected Closing Date”) of such Next Equity Financing. In order to convert the Series D Preferred Stock into Next Equity Securities at such a Next Equity Financing, the holder thereof must provide written notice thereof to the Corporation prior to the Expected Closing Date. The number of shares of such Next Equity Securities to be issued upon such conversion of Series D Preferred Stock shall be equal to the quotient obtained by dividing: (i) the aggregate Original Issue Price for all shares of Series D Preferred Stock to be converted, plus all dividends accrued thereon pursuant to Section 1 of this Article IV as of the date of conversion, by (ii) the product of (a) the price per share of such Next Equity Securities sold to the investors in such Next Equity Financing multiplied by (b) 50% (0.50). The shares of Next Equity Securities to be issued upon conversion of the Series D Preferred Stock pursuant to this Section 4(b) shall be entitled to the same rights and subject to the same obligations provided in the purchase agreement and other financing documents entered into with the investors in the Next Equity Financing; provided, however, that the liquidation preference per share of the Next Equity Securities shall be equal to the conversion price per share attributable to such conversion after applying the fifty percent (50%) discount to the price paid by such investors in the Next Equity Financing referenced above. In addition, each holder of the Series D

Preferred Stock that is converted into Next Equity Securities in accordance with this Section 4(b) shall become a party to, and shall execute, all related Next Equity Financing documents, including, but not limited to, any definitive stock purchase agreement and any investors rights agreement.

(c)    Effect of Conversion.

(i)    Mechanics of Conversion; Holder of Record. At the closing of the Next Equity Financing that results in a conversion of Series D Preferred Stock into shares of Next Equity Securities pursuant to Section 4(a) or Section 4(b) hereof, the shares of Series D Preferred Stock so converted shall evidence solely the right to receive that number of Next Equity Securities as set forth in Section 4(a) or 4(b) above as the case may be (the “Conversion Date”). In addition, each holder of converted shares of Series D Preferred Stock acknowledges and agrees to return any certificate evidencing such shares of Series D Preferred Stock for cancellation promptly after receipt of notice of such conversion from the Corporation. The Corporation shall promptly issue and deliver to the holder a certificate or certificates for the number shares of Next Equity Securities to which the holder shall be entitled as a result of such conversion at such time as the certificate evidencing the shares of Series D Preferred Stock so converted is so returned to the Corporation for cancellation; provided, however, that each applicable holder shall be treated for all purposes as the record holder of such Next Equity Securities on the Conversion Date.

(ii)    Fractional Shares. No fractional shares shall be issued in connection with any conversion of Series D Preferred Stock; rather, the Corporation shall pay the holder cash in lieu of any fractional shares.

(d)    Right to Convert other Series Preferred Stock. Subject to Section 4(f), each share of Series Preferred Stock (other than Series D Preferred Stock which Conversion Rights attributable thereto are set forth in full in Section 4(a) and 4(b) above) shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into fully paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series A Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the Series A Preferred Conversion Rate (as defined below) then in effect by the number of shares of Series A Preferred Stock being converted. The conversion rate in effect at any time for conversion of the Series A Preferred Stock (the “Series A Preferred Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price of the Series A Preferred Stock by the Series A Preferred Conversion Price (as defined below). The conversion price for the Series A Preferred Stock initially shall be the Original Issue Price of the Series A Preferred Stock (the “Series A Preferred Conversion Price”). The number of shares of Common Stock to which a holder of Series B Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the Series B Preferred Conversion Rate (as defined below) then in effect by the number of shares of Series B Preferred Stock being converted. The conversion rate in effect at any time for conversion of the Series B Preferred Stock (the “Series B Preferred Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price of the Series B Preferred Stock by the Series B Preferred Conversion Price (as defined below). The conversion price for the Series B Preferred Stock initially shall be the Original Issue Price of the Series B Preferred Stock (the “Series B Preferred Conversion Price”). The number of shares of Common Stock to which a holder of Series C Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the Series C Preferred Conversion Rate (as defined below) then in effect by the number of shares of Series C Preferred Stock being converted. The conversion rate in effect at any time for conversion of the Series C Preferred Stock (the “Series C Preferred Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price of the Series C Preferred Stock by the Series C Preferred Conversion Price (as defined below). The conversion price for the Series C Preferred Stock initially shall be the Original Issue Price of the

Series C Preferred Stock (the “Series C Preferred Conversion Price”). The number of shares of Common Stock to which a holder of Series C-1 Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the Series C-1 Preferred Conversion Rate (as defined below) then in effect by the number of shares of Series C-1 Preferred Stock being converted. The conversion rate in effect at any time for conversion of the Series C-1 Preferred Stock (the “Series C-1 Preferred Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price of the Series C-1 Preferred Stock by the Series C-1 Preferred Conversion Price (as defined below). The conversion price for the Series C-1 Preferred Stock initially shall be the Original Issue Price of the Series C-1 Preferred Stock (the “Series C-1 Preferred Conversion Price”). The Series A Preferred Conversion Price, the Series B Preferred Conversion Price, the Series C Preferred Conversion Price and the Series C-1 Preferred Conversion Price are sometimes referred to herein, collectively, as the “Series Preferred Conversion Price.” The Series A Preferred Conversion Rate, the Series B Preferred Conversion Rate, the Series C Preferred Conversion Rate and the Series C-1 Preferred Conversion Rate are sometimes referred to herein, collectively, as the “Series Preferred Conversion Rate.” The Series Preferred Conversion Price shall be subject to adjustment as set forth in Section 4(g).

(e)    Automatic Conversion of Other Series Preferred Stock. Each share of Series Preferred Stock (other than Series D Preferred Stock which Conversion Rights attributable thereto are set forth in full in Sections 4(a) and 4(b) above) shall automatically be converted into a number of shares of Common Stock obtained by multiplying such share by the applicable Series Preferred Conversion Rate immediately upon the earlier of: (i) except as provided below in Section 4(g), the time immediately prior to the closing of the Corporation’s sale of its Common Stock in a firm commitment underwritten public offering of its Common Stock, or securities convertible into Common Stock, pursuant to an effective registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), or the “completion date” with respect to the listing or admission of the Corporation’s Common Stock to a national securities exchange, including, without limitation, the Alternative Investment Market or the Main Market of the London Stock Exchange, pursuant to a similar disclosure document filed under a similar statute in a jurisdiction outside the United States , which results in a pre-money equity valuation of the Corporation of not less than Five Hundred Twenty Million Dollars ($520,000,000) and aggregate cash proceeds to the Corporation of not less than One Hundred Fifty Million Dollars ($150,000,000) (a “Qualified IPO”); (ii) immediately prior to the closing of a reverse merger of the Corporation with an entity (or a wholly owned subsidiary of such entity) that is subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended, or similar law or statute in a jurisdiction outside the United States; or (iii) the date specified by written consent or agreement of the holders of a majority of each of the then outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C-1 Preferred Stock and Series C Preferred Stock, each voting as a separate class.

(f)    Mechanics of Conversion. With respect to the conversion of Series Preferred Stock other than Series D Preferred Stock: before any holder of such Series Preferred Stock shall be entitled to convert such Series Preferred Stock into shares of Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed (or a reasonably acceptable affidavit and indemnity undertaking in the case of a lost, stolen or destroyed certificate), at the office of the Corporation or of any transfer agent for such series of Series Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and a certificate for the remaining number of shares of Series Preferred Stock if less than all of the Series

Preferred Stock evidenced by the certificate were surrendered. Such conversion shall be deemed to have been made immediately prior to the close of business on: (i) the date of such surrender of the shares of Series Preferred Stock to be converted; or (ii) if applicable, the date of automatic conversion specified in Section 4(e) above, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering such Series Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Series Preferred Stock shall not be deemed to have converted such Series Preferred Stock until immediately prior to the closing of such sale of securities.

(g)    Conversion Price Adjustments of Series Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. For the avoidance of doubt, Section 4(g), 4(h), 4(i) and 4(j) of this Article IV shall not apply to the Series D Preferred Stock, and any conversion price attributable to such Series D Preferred Stock shall not be adjusted or adjustable pursuant to the provisions of Sections 4(g), 4(h), 4(i) and 4(j) hereof. Subject to the foregoing sentence, the applicable Series Preferred Conversion Price shall be subject to adjustment from time to time as follows:

(i)    Issuance of Additional Stock below Original Issue Price. If the Corporation should issue, at any time after the date upon which any shares of Series Preferred Stock were first issued (an “Original Issue Date”), any Additional Stock (as defined below) without consideration or for a consideration per share less than the applicable Series Preferred Conversion Price in the case of the Series Preferred Stock, in each case in effect immediately prior to the issuance of such Additional Stock, the applicable Series Preferred Conversion Price in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Section 4(g)(i), unless otherwise provided in this Section 4(g)(i). Notwithstanding the foregoing, the consideration attributable to any Additional Stock issued upon conversion of the Series D Preferred Stock shall be the price per share of the Next Equity Securities sold in the Next Equity Financing as contemplated by subsections B(4)(a) or (b), as applicable, of this Article IV without giving effect to the fifty percent (50%) discount contemplated by subsections B(4)(a) or (b), as the case may be.

(A)    Adjustment Formula. Whenever the applicable Series Preferred Conversion Price is adjusted pursuant to this Section 4(g)(i), the new Series Preferred Conversion Price shall be determined by multiplying the applicable Series Preferred Conversion Price then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the “Outstanding Common”) plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such then-existing applicable Series Preferred Conversion Price in effect immediately prior to such issuance; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term “Outstanding Common” shall include shares of Common Stock deemed issued pursuant to Section 4(g)(i)(E) below.

(B)    Definition of “Additional Stock.” For purposes of this Section 4(g)(i), “Additional Stock” shall mean all shares of Common Stock issued (or, pursuant to Section 4(g)(i)(E) below, deemed to be issued) by the Corporation after the Original Issue Date, other than:

(1)    Common Stock issued pursuant to a transaction described in subsection 4(g)(ii) hereof;

(2)    shares of capital stock (or options therefor) issuable or issued to employees, consultants, advisors, officers or directors of the Corporation pursuant to a plan or plans approved by the Board;

(3)    shares of capital stock (or rights to acquire same) issued or issuable: (i) in a Qualified IPO; or (ii) upon exercise of warrants or rights granted to underwriters in connection with such Qualified IPO;

(4)    shares of capital stock (or rights to acquire same) issued in connection with any merger, consolidation, acquisition or similar business combination approved by the Board;

(5)    shares of capital stock or rights to acquire shares of capital stock issued in connection with equipment lease financing arrangements, credit agreements, debt financings with commercial lenders, or other commercial transactions; provided, however, that in each such case, such issuance is approved by the Board;

(6)    shares of capital stock or rights to acquire shares of capital stock issued in connection with strategic transactions involving the Corporation and other entities, including joint ventures, collaborations, technology transfer or development arrangements; provided, however, that in each such case, such issuance is approved by the Board;

(7)    shares of Common Stock issued upon conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock or the Series C-1 Preferred Stock or as a dividend or distribution on the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock or the Series C-1 Preferred Stock; or

(8)    shares of Series D Preferred Stock.

(C)    No Fractional Adjustments. No adjustment of the applicable Series Preferred Conversion Price shall be made in an amount less than one cent ($0.01) per share, provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(D)    Determination of Consideration. In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E)    Deemed Issuances of Common Stock. In the case of the issuance of securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (the “Common Stock Equivalents”), the following provisions shall apply for all purposes of this Section 4(g)(i):

(1)    The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (to the extent then convertible,

exchangeable or exercisable) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Section 4(g)(i)(D)).

(2)    In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the anti-dilution provisions thereof, the applicable Series Preferred Conversion Price, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(3)    Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the applicable Series Preferred Conversion Price, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(4)    The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Section 4(g)(i)(E)(1) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 4(g)(i)(E)(2) or 4(g)(i)(E)(3).

(F)    No Increased Conversion Price. Notwithstanding any other provisions of this Section 4(g)(i), except to the limited extent provided for in Sections 4(g)(i)(E)(2) and 4(g)(i)(E)(3), no adjustment of the applicable Series Preferred Conversion Price pursuant to this Section 4(g)(i) shall have the effect of increasing any Series Preferred Conversion Price above the applicable Series Preferred Conversion Price in effect immediately prior to such adjustment.

(ii)    Stock Splits and Dividends. In the event the Corporation should at any time after the applicable Original Issue Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or Common Stock Equivalents without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the applicable Series Preferred Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4(g)(i)(E).

(iii)    Reverse Stock Splits. If the number of shares of Common Stock outstanding at any time after the applicable Original Issue Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the applicable Series Preferred Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(h)    Other Distributions. In the event the Corporation shall declare a distribution (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Section 4 or Section 2 of this Article IV(B)) payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(g)(i) or 4(g)(ii), then, in each such case for the purpose of this Section 4(h), the holders of Series Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(i)    Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Section 4 or Section 2 of this Article IV(B)) provision shall be made so that the holders of the Series Preferred Stock shall thereafter be entitled to receive upon conversion of such Series Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Series Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the applicable Series Preferred Conversion Price then in effect and the number of shares purchasable upon conversion of such Series Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(j)    No Fractional Shares and Certificate as to Adjustments.

(i)    No fractional shares shall be issued upon the conversion of any share or shares of the Series Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii)    Upon the occurrence of each adjustment or readjustment of the applicable Series Preferred Conversion Price pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Series Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the applicable Series Preferred Conversion Price at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of the Series Preferred Stock.

(k)    Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(l)    Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Series Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Series Preferred Stock, in addition to such other remedies as shall be available to the holder of such Series Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(m)    Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Series Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

5.    Voting Rights. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Series Preferred Stock shall have the same voting rights as the holders of Common Stock and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the Series Preferred Stock shall vote together as a single class on all matters. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held, each holder of Series Preferred Stock (other than the Series D Preferred Stock) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series Preferred Stock could be converted and each holder of Series D Preferred Stock shall be entitled to one vote for each share of Series D Preferred Stock held, in each case as of the record date of such meeting. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half or more being rounded upward).

6.    Preferred Stock Protective Provisions. So long as any shares of Preferred Stock) remain outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of a majority of each of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock, and Series D Preferred Stock each voting as a separate class, including any approvals required by the Stockholder Agreement, dated as of even date herewith, by and among by the Corporation, the holders listed on Exhibit A thereto and such other persons who thereafter became parties to the Stockholder Agreement pursuant to the terms thereof, as amended from time to time (the “Stockholder Agreement”), take any action (or permit any subsidiary to take any such action) whether directly or indirectly through merger, consolidation, recapitalization or otherwise, to:

(a)    create, allot, issue (or agree to create, allot or issue) any shares or securities in the Corporation, or grant any option, warrant or other right to subscribe for, convert into or otherwise require the creation, allotment or issue of any such shares or securities, whether conditional or not, other than pursuant to the Corporation’s equity incentive plan in existence as of the date hereof;

(b)    increase, repay, subdivide, consolidate, capitalize, redenominate or otherwise vary the share capital of the Corporation;

(c)    approve any merger, liquidation, dissolution or acquisition of the Corporation;

(d)    amend, alter, waive or repeal this Restated Certificate or the Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

(e)    undertake any Liquidation Transaction which results in an enterprise value to the Corporation of less than Five Hundred Twenty Million Dollars ($520,000,000);

(f)    purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on any shares of capital stock of the Corporation prior to the Preferred Stock other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

(g)    create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(h)     (1) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference, or privilege or (2) reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

(i)    amend, modify, vary, alter or abrogate the rights, privileges or restrictions attaching to the Preferred Stock;

(j)    enter into any negotiations or reach any agreement for the Corporation to sell, transfer or otherwise dispose of any significant asset (excluding, for the avoidance of doubt, any sale or transfer in the ordinary course of business) or any material part of the Corporation’s business or undertaking, whether by a single transaction or series of transactions, whether related or not;

(k)    establish any equity incentive plan or other employee benefit arrangement plan after the date hereof;

(l)    enter into any contract or arrangement with a related party that is not in the ordinary course of business and at arm’s length terms; or

(m)    enter into any agreement, commitment or arrangement to do any of the foregoing;

provided, however, that nothing herein shall prevent the Corporation from undertaking a reorganization transaction in which the Corporation is acquired by an affiliated entity (the “Acquiror”) in a reverse triangular merger whereby the Acquiror’s capital stock is issued to and owned by the same persons in the same proportions and with the same rights, preferences and privileges as the same persons who own the capital stock of the Corporation immediately prior to such transaction.

Upon request by any stockholder, a copy of the Stockholder Agreement will be provided by the Secretary of the Corporation free of charge.

7.    Status of Converted Stock. In the event any shares of Series Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. This Restated Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation’s authorized capital stock.

(C)    Common Stock.

1.    Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2.    Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B).

3.    Redemption. The Common Stock is not redeemable.

4.    Voting Rights. Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE V

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized and empowered to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE VI

Unless and except to the extent the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VII

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware (the “Court”) may, on the application in a summary way of this Corporation or any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of section 279 of Title 8 of the Delaware Code, order a meeting of creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such a manner as such Court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, such compromise or arrangement and such reorganization shall, if sanctioned by the Court to which such application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

ARTICLE VIII

(A)    Indemnification. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of the Corporation (and any other persons to which the Delaware General Corporation Law (the “DGCL”) permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

(B)    Insurance. The Corporation may, to the fullest extent permitted by applicable law, at any time without further stockholder approval, purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under applicable law.

(C)    Prospective Repeal or Amendment. Any repeal, modification or amendment of this Article VIII by the stockholders of the Corporation or by changes in applicable law shall, to the extent permitted by applicable law, be prospective only, and shall not adversely affect any right to indemnification or advancement of expenses of a director or officer of the Corporation existing at the time of such repeal, modification or amendment. In addition to the foregoing, the right to indemnification and advancement of expenses shall be to the fullest extent permitted by the DGCL or any other applicable law and all amendments to such laws as hereafter enacted from time to time.

ARTICLE IX

The personal liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this Article IX shall be prospective and shall not affect the rights under this Article IX in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE X

All of the powers of this Corporation, insofar as the same may be lawfully vested by this Restated Certificate in the Board of Directors, are hereby conferred upon the Board of Directors of this Corporation.

[Remainder of Page Intentionally Left Blank]

The foregoing Third Amended and Restated Certificate of Incorporation has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Third Amended and Restated Certificate of Incorporation has been signed under the seal of the Corporation this 28th day of July, 2017.

/s/ Jay File
Jay File, Chief Financial Officer

18